Exhibit 99.1

FOR IMMEDIATE RELEASE:

IBEX Limited Announces First Quarter Fiscal Year 2021 Financial Results

First Quarter Fiscal Year 2021

•	Record revenue increased 14.1% year-over-year to $108.8 million
•	Net loss was $3.4 million (non-GAAP adjusted net income of $5.2 million)
•	Adjusted EBITDA increased 41.3% to $15.6 million
•	Eight new logos won and two new contact centers opened
•	Company raises guidance for fiscal year 2021

WASHINGTON, DC— (BUSINESS WIRE)—November 16, 2020—IBEX Limited (“ibex”), a leading global provider of outsourced CX solutions, today announced financial results for its fiscal quarter ended September 30, 2020.

“We achieved record first quarter 2021 financial results for our first quarter as a public company – driving 14.1% year-over-year revenue growth, and positioning us to raise our fiscal year 2021 guidance,” said Bob Dechant, Chief Executive Officer of ibex. “Our results are a reflection of our success with New Economy clients and large blue chip clients who are shifting their customer interactions to digital. Our broad differentiated BPO 2.0 solutions are enabling us to rapidly win strategic new logo clients across key verticals, resulting in record growth.”

Dechant continued, “Our Wave X technologies played a key role in enabling us to win new opportunities as well as had a big impact on our operational performance for our clients. The market is looking for tech-led solutions to enable digital transformation and ibex is well positioned to continue to win.”

First Quarter Fiscal Year 2021 Financial Highlights:

Revenue

•	Revenue increased 14.1% to $108.8 million, compared to $95.3 million in the prior year quarter.

Net Income / (Loss)

•	Net loss was $3.4 million, including $4.4 million of non-recurring costs, compared to net income of $2.3 million in the prior year quarter.
•	Net margin was (3.1)%, compared to 2.4% in the prior year quarter.
•	Non-GAAP adjusted net income increased to $5.2 million, compared to $3.1 million in the prior year quarter.

Adjusted EBITDA

•	Non-GAAP adjusted EBITDA increased to $15.6 million, compared to $11.0 million in the prior year quarter.
•	Non-GAAP adjusted EBITDA margin increased to 14.3%, compared to 11.6% in the prior year quarter.

Earnings Per Share

•	IFRS basic and fully diluted loss per share was $(0.21) in the first quarter of fiscal year 2021 compared to IFRS basic and fully diluted earnings per share of $0.00 in the prior year quarter.*
•	Non-GAAP pro forma fully diluted adjusted earnings per share increased to $0.31, compared to $0.18 in the prior year quarter.

* IFRS basic and fully diluted earnings per share for the first quarter of fiscal year 2020 does not reflect the recapitalization that occurred in connection with ibex’s initial public offering.

Balance Sheet and Cash Flow

•	Net proceeds of $63.1 million received from our initial public offering, significantly strengthening our balance sheet.
•	Operating cash flow increased to $5.9 million, compared to $0.8 million in the prior year quarter.
•	Non-GAAP net debt decreased to $35.5 million, compared to $84.1 million as of June 30, 2020, primarily driven by funds received from our initial public offering.

First Quarter of Fiscal Year 2021 Business Highlights:

•	Won eight new customer logos across key verticals, including fintech and logistics & delivery
•	Launched nine new clients in the quarter
•	Opened two new contact centers in Ocho Rios, Jamaica and Managua, Nicaragua, and added a total of approximately 1,000 new nearshore workstations.
•	Top three client concentration decreased to 38.1% from 46.2% in the prior year quarter
•	New Economy revenue increased by 19% compared to the prior year quarter
•	Digital business increased by 5% compared to the prior year quarter
•	Non-voice revenue increased by 9% compared to the prior year quarter

Raised Fiscal Year 2021 Business Outlook

We are raising our fiscal year 2021 guidance for revenue to between $440 million and $443 million, an increase of approximately 9% over the prior year, compared to $431 million to $435 million previously provided.

Adjusted EBITDA is now expected to be between $60.5 million and $62 million, an increase of approximately 12% to 14% over the prior year, compared to $59.5 million to $61 million previously provided.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its first quarter of fiscal year 2021 financial results at 4:30 p.m. Eastern Time today, November 16, 2020. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 8594841. The webcast will be available live on the Investors section of ibex’s website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on November 16, 2020, until 7:30 p.m. Eastern Time on November 23, 2020, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 8594841. In addition, an archived webcast will be available on the Investors section of ibex’s website at: https://investors.ibex.co/.

Financial Information

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.”  The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, share-based compensation expense, and impairment of assets. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; the Frontier restructuring and its proceedings under Chapter 11 of the United States Bankruptcy Code; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Rosemary Hanratty, Senior Director of Marketing, ibex, 412.539.7099, rosemary.hanratty@ibex.co

IR Contact: Brinlea Johnson, The Blueshirt Group, 415.269.2645, brinlea@blueshirtgroup.com

IBEX Limited
Unaudited Consolidated Statements of Financial Position

US$ in thousands	September 30, 2020	June 30, 2020
Assets
Non-current assets
Goodwill	$11,832	$11,832
Other intangible assets	2,862	2,781
Property and equipment	92,548	84,588
Investment in joint venture	338	331
Deferred tax asset	2,946	2,223
Warrant asset	2,406	2,611
Other assets	5,150	4,834
Total non-current assets	$118,082	$109,200

Current assets
Trade and other receivables	73,840	62,579
Due from related parties	1,857	1,587
Cash and cash equivalents	79,779	21,870
Total current assets	$155,476	$86,036
Total assets	$273,558	$195,236

Equity and liabilities
Equity attributable to owners of the parent
Share capital	$2	$12
Additional paid-in capital	158,009	96,207
Other reserves	31,417	29,456
Accumulated deficit	(116,950)	(109,527)
Total equity	$72,478	$16,148

Non-current liabilities
Deferred revenue	$1,057	$434
Lease liabilities	68,029	62,044
Borrowings	4,535	3,782
Deferred tax liability	114	117
Other non-current liabilities	12,347	7,058
Total non-current liabilities	$86,082	$73,435

Current liabilities
Trade and other payables	$59,603	$53,213
Income tax payables	2,747	3,087
Lease liabilities	13,460	12,668
Borrowings	29,302	27,476
Deferred revenue	4,206	3,470
Due to related parties	5,680	5,739
Total current liabilities	$114,998	$105,653
Total liabilities	$201,080	$179,088
Total equity and liabilities	$273,558	$195,236

IBEX Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	Quarter ended September 30,
US$ in thousands, except share and per share amounts	2020	2019
Revenue	$108,771	$95,347

Payroll and related costs	72,264	66,055
Share-based payments	2,089	42
Reseller commission and lead expenses	4,102	4,821
Depreciation and amortization	6,439	5,700
Other operating costs	24,790	14,136
(Loss) / income from operations	$(913)	$4,593

Finance expenses	(2,239)	(2,307)
(Loss) / income before taxation	$(3,152)	$2,286

Income tax (expense) / benefit	(271)	50
Net (loss) / income	$(3,423)	$2,336

Other comprehensive (loss) / income

Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(36)	$30
Cash flow hedge - changes in fair value	33	-
	$(3)	$30
Total comprehensive (loss) / income	$(3,426)	$2,366

(Loss) / earnings per share attributable to the ordinary equity holders of the parent
Basic	$(0.21)	$-
Diluted	$(0.21)	$-
Weighted average shares outstanding
Basic	16,368,143	12,387,658
Diluted	16,368,143	12,594,993

IBEX Limited
Unaudited Consolidated Statements of Cash Flows

	Quarter ended September 30,
US$ in thousands	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) / income before taxation	$(3,152)	$2,286
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation and amortization	6,439	5,700
Amortization of warrant asset	205	235
Gain on disposal of fixed assets	(192)	-
Foreign currency translation loss	148	153
Share warrants	3,586	749
Phantom expense	125	13
Share-based payments	1,964	29
Provision for retirement benefit expense	78	26
Allowance for expected credit losses	243	(60)
Share of profit from investment in joint venture	(123)	(164)
Finance expenses	2,239	2,307
Increase in trade and other receivables	(10,727)	(4,663)
Increase in prepayments and other assets	(316)	(473)
Increase / (decrease) in trade and other payables and other liabilities	9,153	(2,938)
Cash generated from operations	9,670	3,200
Interest paid	(2,239)	(2,307)
Income taxes paid	(1,492)	(106)
Net cash provided by operating activities	$5,939	$787

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(2,901)	$(200)
Purchase of other intangible assets	(310)	(148)
Capital repayment from joint venture	115	71
Net cash used in investing activities	$(3,096)	$(277)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$32,344	$34,792
Repayments of line of credit	(31,388)	(26,698)
Proceeds from borrowings	1,714	1,000
Repayment of borrowings	(2,796)	(1,699)
Net proceeds from initial public offering	63,107	-
Payment of listing related expenses	(825)	-
Principal payments on lease obligations	(3,055)	(3,000)
Dividends paid	(4,000)	-
Net cash provided by financing activities	$55,101	$4,395

Effects of exchange rate difference on cash and cash equivalents	(35)	29
Net increase in cash and cash equivalents	$57,909	$4,934
Cash and cash equivalents at beginning of the period	$21,870	$8,873
Cash and cash equivalents at end of the period	$79,779	$13,807

IBEX Limited
Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

Adjusted net income and pro forma fully diluted adjusted earnings per share:
We define “Adjusted net income” as net income / (loss) before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), other income, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable, net of the tax effect of such adjustments. We define “pro forma fully diluted adjusted earnings per share” as Adjusted net income for the period divided by the weighted average fully diluted shares outstanding for the current period.

	Quarter ended September 30,
US$ in thousands, except share and per share amounts	2020	2019
Net (loss) / income	$(3,423)	$2,336
Non-recurring expenses	4,398	-
Other income	(151)	(199)
Fair value adjustment	3,586	749
Share-based payments	2,089	42
Foreign exchange losses	148	153
Total adjustments	$10,070	$745
Tax impact of adjustments	(1,446)	63
Adjusted net income	$5,201	$3,144

Weighted average fully diluted shares outstanding, quarter ended September 30, 2020(1)	17,034,939	17,034,939
Pro forma fully diluted adjusted earnings per share(2)	$0.31	$0.18

(1)	Fully diluted shares outstanding as of September 30, 2020 were 18,510,094.
(2)
We provide “pro forma fully diluted adjusted earnings per share” because the share structure for the prior year quarter does not reflect the recapitalization that occurred in connection with ibex’s initial public offering which occurred on August 7, 2020.  For purposes of this calculation, we have included 17,034,939 shares, the weighted average fully diluted shares outstanding for the quarter ended September 30, 2020, in both periods in order to enhance comparability between such periods. Beginning with the first quarter of fiscal year 2022, our share structure will be comparable year over year, and this measure will reflect the respective periods’ weighted average fully diluted shares outstanding.

EBITDA and Adjusted EBITDA:
We define “EBITDA” as net (loss) / income before the effect of the following items: finance expenses (including finance costs related to lease liabilities), income tax expense / (benefit), and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), other income, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable.

	Quarter ended September 30,
US$ in thousands	2020	2019
Net (loss) / income	$(3,423)	$2,336
Finance expenses	2,239	2,307
Income tax expense / (benefit)	271	(50)
Depreciation and amortization	6,439	5,700
EBITDA	$5,526	$10,293
Non-recurring expenses	4,398	-
Other income	(151)	(199)
Fair value adjustment	3,586	749
Share-based payments	2,089	42
Foreign exchange losses	148	153
Adjusted EBITDA	$15,596	$11,038

Free cash flow:
We define “free cash flow” as net cash provided by operating activities less capital expenditures and lease payments on right-of-use assets.

	Quarter ended September 30,
US$ in thousands	2020	2019

Net cash provided by operating activities	$5,939	$787

Less:
Capital expenditures	4,525	9,338
Lease payments on right-of-use assets	2,328	2,389
Free cash flow	$(914)	$(10,940)

Net debt:
We define “net debt” as total borrowings less cash and cash equivalents.

US$ in thousands	September 30, 2020	June 30, 2020
Borrowings
Non-current	$4,535	$3,782
Current	29,302	27,476
	$33,837	$31,258
Leases
Non-current	$68,029	$62,044
Current	13,460	12,668
	$81,489	$74,712
Total Debt	$115,326	$105,970
Cash and cash equivalents	79,779	21,870
Net debt	$35,547	$84,100